# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GameStop Corp., CIK 0001326380
CUSIP: 36467W109
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 625 WESTPORT PARKWAY, GRAPEVINE, Texas (TX), 76051
Date of event which requires filing of this statement: 09/10/2026
Filed by CIK 0001767470
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Cohen Ryan (CIK 0001767470): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF), other (OO); sole voting power 43,082,626; shared voting power 0; sole dispositive power 43,082,626; shared dispositive power 0; aggregate amount beneficially owned 43,082,626 (8.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: GameStop Corp.
Address of issuer's principal executive offices: 625 WESTPORT PARKWAY, GRAPEVINE, Texas (TX), 76051

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares directly owned by Mr. Cohen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 39,347,842 Shares directly owned by Mr. Cohen is approximately $148,586,219, excluding brokerage commissions.

Mr. Cohen also owns 3,734,784 Warrants, which Mr. Cohen received from the Issuer for no consideration pursuant to a warrant dividend distribution to the Issuer's stockholders (as further explained in Amendment No. 12 to the Schedule 13D).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 504,500,990 Shares outstanding as of September 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 9, 2026, plus the Shares underlying the Warrants that may be exercised by the Reporting Person.

As of the date hereof, Mr. Cohen directly beneficially owned 43,082,626 Shares, including 3,734,784 Shares underlying the Warrants, constituting approximately 8.5% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

On September 10, 2026, Mr. Cohen purchased an aggregate of 1,000,000 Shares at a weighted average price of $20.3759 per Share in multiple transactions at prices ranging from $20.0199 to $20.4699, inclusive. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of securities purchased at each separate price. All of such transactions were effected in the open market.

Except as otherwise disclosed herein, there have been no transactions in securities of the Issuer by the Reporting Person since the filing of Amendment No. 15 to the Schedule 13D.

## Signatures
- Cohen Ryan: /s/ Ryan Cohen, Ryan Cohen (09/10/2026)